UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                AMENDMENT NO. 1

                            NOONEY REALTY TRUST, INC.
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                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)

                                    655379105
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                                 (CUSIP Number)

                                William J. Carden
                                    Suite 450
                                 5850 San Felipe
                                Houston, TX 77057
                                 (713) 706-6200
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 1998
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             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

---------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP NO. 655379105                 SCHEDULE 13D               Page 1 of 6 Pages

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1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      William J. Carden
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*  OO
--------------------------------------------------------------------------------
5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [  ]
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER                NONE
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER              69,150
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER           NONE
PERSON WITH:      --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         69,150
--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       69,150
--------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [   ]
--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)

       8.0%
--------------------------------------------------------------------------------
14) Type of Reporting Person*  IN
--------------------------------------------------------------------------------

    * SEE INSTRUCTIONS

CUSIP NO. 655379105                 SCHEDULE 13D               Page 2 of 6 Pages

--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      No.-So., Inc.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*  OO
--------------------------------------------------------------------------------
5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [  ]
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER                NONE
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER              69,150
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER           NONE
PERSON WITH:      --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         69,150
--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       69,150
--------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [   ]
--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)

       8.0%
--------------------------------------------------------------------------------
14) Type of Reporting Person*  CO
--------------------------------------------------------------------------------

    * SEE INSTRUCTIONS

CUSIP NO. 655379105                 SCHEDULE 13D               Page 3 of 6 Pages

--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Kissimee Square Associates, Ltd.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*  OO
--------------------------------------------------------------------------------
5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [  ]
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER                NONE
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER              69,150
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER           NONE
PERSON WITH:      --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         69,150
--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       69,150
--------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [   ]
--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)

       8.0%
--------------------------------------------------------------------------------
14) Type of Reporting Person*  PN
--------------------------------------------------------------------------------

    * SEE INSTRUCTIONS

CUSIP NO. 655379105              SCHEDULE 13D                  Page 4 of 6 Pages


Introduction

     This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the common stock, par value $1.00 per share (the "Shares") of Nooney Realty Trust, Inc. ("Issuer"). The address of the principal executive offices of the Issuer is 500 North Broadway, St. Louis, Missouri 63102. This Amendment No. 1 amends the
Schedule 13D filed by William J. Carden, a United States citizen ("Carden"), Kissimee Square Associates, Ltd., a Texas limited partnership ("Kissimee"), and No.-So., Inc., a Texas corporation ("No.-So." and together with Carden and Kissimee each a "Reporting Person" and collectively "Reporting Persons") on June 29, 1998.

     Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the original Schedule 13D filed on June 29, 1998.


Item 2.  Identity and Background

     The Schedule 13D incorrectly identified Carden as the president of Kissimee. As a limited partnership, Kissimee does not have any officers. As set forth in the Schedule 13D, Carden is the president of No.-So., the general partner of Kissimee.

Item 4.  Purpose of Transaction

     As previously reported in the Schedule 13D, Carden is a Director, Chairman of the Board and Chief Executive Officer of the Issuer. Carden entered into a Nonqualified Stock Option Agreement (the "Option Agreement") dated as of March 1, 1998 by and between Carden and the Issuer pursuant to which the Issuer granted Carden an option to purchase all or any part of 50,000 Shares at the purchase price of $10.00 per Share. The right to exercise such option is restricted so that no Shares may be purchased during the first year of the term of the option, unless certain events specified in the Option Agreement occur during such year or thereafter, which events would cause an immediate acceleration of the option so that all of the Shares granted pursuant to the option could be immediately purchased by Carden. These acceleration events include the termination of Carden's employment other than for cause during the term of the option or the sale of all or substantially all of the assets of the Issuer during the term of the option. After the end of the first year of the option, the option becomes exercisable as follows: at any time during the term of the option after the end of the first year from March 1, 1998, Carden may purchase up to 20% of the total number of Shares to which the option relates; that at any time during the term of the option after the end of the second year from March 1, 1998, Carden may purchase up to an additional 20% of the total number of Shares to which the option relates; and that at any time after the end of the third year from March 1, 1998, Carden may purchase up to an additional 20% of the total number of Shares to which the option relates; that at any time during the term of the option after the end of the fourth year from March 1, 1998, Carden may purchase up to an additional 20% of the total number of Shares to which this option relates; and that at any time after the end of the fifth year from March 1, 1998, Carden may purchase up to an additional 20% of the total number of Shares to which the option relates; so that upon the expiration of the fifth year from March 1, 1998 and thereafter during the term of the Option Agreement, Carden will have become entitled to purchase the entire number of Shares to which the option relates. Carden may exercise each portion of the option for a period of five (5) years after each such portion becomes exercisable as set forth in the Option Agreement. The purchase price of the Shares subject to the option may be paid for (i) in cash, (ii) in the discretion of the Board of Directors, by tender of Shares already

CUSIP NO. 655379105             SCHEDULE 13D                   Page 5 of 8 Pages

owned by Carden, or (iii) in the discretion of the Board of Directors, by a combination of the foregoing methods of payment.

     As of May 28, 1998, the Issuer and Carden entered into Amendment No. 1 to Nonqualified Stock Option Agreement pursuant to which the parties agreed to amend the option granted pursuant to the Option Agreement so as to provide that neither the existence of such option or the exercise of such option with respect to any given Share shall be permitted if it were to violate the Bylaws of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     Please see Item 4 for a description of (i) the Option Agreement to which Carden and the Issuer are parties and (ii) the amendment thereto.


Item 7.  Material to be Filed as Exhibits

         99.2  Joint Filing Agreement.

         99.3 Nonqualified Stock Option Agreement dated March 1, 1998 by and between Nooney Realty Trust, Inc. and William J. Carden.

         99.4 Amendment No. 1 to Nonqualified Stock Option Agreement dated as of May 28, 1998 by and between Nooney Realty Trust, Inc. and William J. Carden.

CUSIP NO. 655379105              SCHEDULE 13D                  Page 6 of 6 Pages

                                    SIGNATURE

     The undersigned hereby agrees that this statement is filed on behalf of each of the Reporting Persons.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

     Dated:  July 2, 1998


                               KISSIMEE   SQUARE   ASSOCIATES,   LTD.,  a  Texas
                               limited partnership

                               By: NO.-SO., INC., a Texas corporation, general partner

                               By:  /s/ William J. Carden
                                    --------------------------------------
                                    William J. Carden
                                    Its:  President


                               NO.-SO., INC., a Texas corporation

                               By:  /s/ William J. Carden
                                    --------------------------------------
                                    William J. Carden
                                    Its: President


                               /s/ William J. Carden
                               -------------------------------------------
                               William J. Carden

                                  EXHIBIT 99.2

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock of Nooney Realty Trust, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 2nd day of July, 1998.

                               KISSIMEE SQUARE ASSOCIATES, LTD., a Texas limited partnership

                               By: NO.-SO., INC., a Texas corporation, general partner

                               By:  /s/ William J. Carden
                                    -----------------------------------
                                    William J. Carden
                                    Its: President

                               NO.-SO., INC., a Texas corporation


                               By:   /s/ William J. Carden
                                     ----------------------------------
                                     William J. Carden
                                     Its: President


                               /s/ William J. Carden
                               ----------------------------------------
                               William J. Carden